EXHIBIT 12.1

Compass Minerals International, Inc.

Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2004	2003	2002
Earnings:
Income (loss) before income taxes	$54.7	$35.6	$30.3
Plus fixed charges	64.7	59.0	45.1
Less capitalized interest	—	—	—

	$119.4	$94.6	$75.4

Fixed Charges:
Interest charges	$61.6	$56.3	$42.4
Plus interest factor in operating rent expense	3.1	2.7	2.7

	$64.7	$59.0	$45.1

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.85x	1.60x	1.67x